UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                  ------------------------------
                                                           OMB APPROVAL

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                                (Amendment No. )


                                24/7 Media, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   910314104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Mark E. Moran
                                24/7 Media, Inc.
                       1250 Broadway, New York, NY 10001
                              Tel: (212) 231-7100
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 27, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].


 Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of  5 Pages)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 901314104         SCHEDULE 13D                   Page  2 of  5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS                              David J. Moore

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*                                       n/a



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware, United States
                                                       of America



________________________________________________________________________________
               7    SOLE VOTING POWER                  660,338

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                244,505
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER             660,338

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER           244,505
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       904,843

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          4.5%



________________________________________________________________________________
14   TYPE OF REPORTING PERSON*                                   IN



________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                             Page 2 of 5 Pages

Item 1.  Security and Issuer

(a)  Security:    Common stock, par value $0.01 per share

(b) Issuer:       24/7 Media, Inc.
                  1250 Broadway
                  New York, NY  10001



Item 2.  Identity and Background

     (a)  David J. Moore

     (b)  c/o 24/7 Media, Inc.
          1250 Broadway
          New York, NY  10001

     (c)  President  and Chief Executive Officer of 24/7 Media, Inc.

     (d)  No

     (e)  No

     (f)  United States of America


Item 3.  Source and Amount of Funds or Other Consideration

     Not applicable


Item 4.  Purpose of Transaction

     (a)  Not applicable

     (b)  Not applicable

     (c)  Not applicable

     (d)  Not applicable

     (e)  Not applicable

     (f)  Not applicable

     (g)  Not applicable

     (h)  Not applicable

     (i)  Not applicable


                                                            Page 3 of 5 Pages

     (j)  Not applicable


Item 5.  Interest in Securities of the Issuer

         (a)  Aggregate number:         904,843
              Percentage:               Approximately 4.5%

         (b)  (i) Sole power to vote or direct the vote:                 660,338
              (ii) Shared power to vote or to direct the vote:           244,505
              (iii) Sole power to dispose or to direct the disposition:  660,338
              (iv) Shared power to dispose or to direct the disposition: 244,505

         (c) On April 27, 1999, Mr. Moore sold 90,000 shares of the common stock of the issuer in a public follow-on secondary offering of common stock of the Issuer at a price of $43.47 per share.

         (d)  Not applicable

         (e)  Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


          Not Applicable.

Item 7.  Material to be Filed as Exhibits


          Not Applicable






                                                            Page 4 of 5 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          April 30, 1999                          /s/ David J. Moore
--------------------------------------     -------------------------------------
               Date                        President and Chief Executive Officer










                                                            Page 5 of 5 Pages